FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_	Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ___	No _X_

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated November 21, 2002 (Quebecor Media Inc.);

2.	Press release dated November 25, 2002 (Quebecor Media Inc.).

QUEBECOR INC.

November 21, 2002

For immediate release		Page 1 of 2

QUEBECOR INC. IMPROVES ITS FINANCIAL CONDITION THROUGH
A SECONDARY OFFERING OF SHARES OF QUEBECOR WORLD

Montreal, Quebec – Quebecor Inc. announced today that it has entered into an agreement with TD Securities Inc. providing for the sale and distribution to the public in Canada of up to 8 million subordinate voting shares of Quebecor World Inc. held by Quebecor at a price of $38.25 per share. This secondary offering will allow Quebecor to improve its overall financial condition, while maintaining control of Quebecor World, the largest commercial printer in the world.

Quebecor Inc. will realize proceeds of $306 million in connection with this transaction which will be used to repay current bank indebtedness of Quebecor and Quebecor Media Inc., as well as for other general corporate purposes. Following completion of this offering, and assuming the exchange of 12,500,000 shares of Quebecor World pursuant to Quebecor’s exchangeable debenture issued in February 2001, Quebecor will hold approximately 75.4% of the voting rights and 23.6% of the equity of Quebecor World.

Quebecor World will not receive any proceeds from this secondary offering. Subject to receiving regulatory approvals, the transaction is expected to close on December 9, 2002.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is the largest commercial printing company in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Quebec and a major Internet Service Provider; Sun Media Corporation, Canada’s second-largest newspaper group; TVA Group Inc., the largest French-language general-interest television network in Quebec; Netgraphe, operator of the CANOE network of English- and French-language Internet properties in Canada; Nurun Inc., a leading Web agency in Canada and Europe; Archambault, the largest chain of music stores in eastern Canada; Le SuperClub Vidéotron, a chain of video rental and retail stores; and Videotron Telecom

QUEBECOR INC.

November 21, 2002

For immediate release		Page 2 of 2

Ltd., a provider of business telecommunications services. Quebecor Media also has interests in book and magazine publishing. In all, Quebecor Inc. has operations in 17 countries.

Information:

Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
(514) 380-1974
(514) 236-8742 (cell)
lavoie.luc@quebecor.com

QUEBECOR INC.

New Agreement Between Quebecor Inc. And TD Securities Inc.

MONTREAL, November 25, 2002 – Quebecor Inc. announced today that it has amended its November 21, 2002 agreement with TD Securities Inc. such that TD Securities Inc. will purchase 6.8 million subordinate voting shares of Quebecor World Inc. held by it for $36.00 per share. This secondary offering will allow Quebecor to improve its overall financial condition, while maintaining control of Quebecor World, the largest commercial printer in the world.

Quebecor Inc. will realize proceeds of $244.8 million in connection with this transaction which will be used to repay current bank indebtedness of Quebecor and Quebecor Media Inc., as well as for other general corporate purposes. Following completion of this offering, and assuming the exchange of 12,500,000 shares of Quebecor World pursuant to Quebecor’s exchangeable debenture issued in February 2001, Quebecor will hold approximately 76.3% of the voting rights and 24.5% of the equity of Quebecor World.

Quebecor World will not receive any proceeds from this secondary offering. Subject to receiving regulatory approvals, the transaction is expected to close on December 9, 2002.

THE COMPANY

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is the largest commercial printing company in the world. Quebecor Media owns operating companies in numerous media-related businesses: Videotron ltee, the largest cable operator in Quebec and a major Internet Service Provider; Sun Media Corporation, Canada’s second-largest newspaper group; TVA Group Inc., the largest French-language general-interest television network in Quebec; Netgraphe, operator of the CANOE network of English- and French-language Internet properties in Canada; Nurun Inc., a leading Web agency in Canada and Europe; Archambault, the largest chain of music stores in eastern Canada; Le SuperClub Videotron, a chain of video rental and retail stores; and Videotron Telecom Ltd., a provider of business telecommunications services. Quebecor Media also has interests in book and magazine publishing. In all, Quebecor Inc. has operations in 17 countries.

Information:
Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
Office: (514) 380-1974
Portable: (514) 236-8742

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay
——————————————————
By: Claudine Tremblay
       Director, Corporate Services and
       Assistant Corporate Secretary

Date: November 26, 2002